                                                                    Exhibit 99.2

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Comparison of Financial Condition at December 31, 2001 and December 31, 2000

Total assets decreased by $33.9 million, or 3.3% to $983.4 million at December 31, 2001, from $1.0 billion at December 31, 2000. The decrease reflects a reduction in loans and securities.

Total loans decreased $7.6 million, or 1.2% to $604.6 million at December 31, 2001 compared to $612.3 million at December 31, 2000. Residential real estate loans increased $26.6 million or 7.4% during the period as low market interest rates resulted in increased levels of originations. This increase was more than offset, however, by reductions in all other loan categories. Commercial real estate loans and commercial loans declined $15.5 million or 10.8% and $14.2 million or 30.4%, respectively. The decrease in our commercial real estate and commercial loan portfolios reflects changes in our pricing of such loans in 2001 that, when combined with declining market interest rates and aggressive pricing by our competitors, resulted in fewer originations of commercial loan products. Our portfolio of such loans decreased as existing loans were repaid or refinanced. We also selectively reduced credit exposure on an account by account basis through participations and the loan renewal process.

Non-performing loans totaled $9.1 million at December 31, 2001 compared with $5.0 million and $8.9 million at September 30, 2001 and December 31, 2000, respectively. The increase in non-performing loans of $4.2 million from September 30, 2001 is primarily attributable to a $4.9 million loan relationship that was placed on non-accrual status in December 2001. The relationship is secured by commercial real estate and was 30 days past due at December 31, 2001. However, management's assessment of the ultimate collectibility of all principal and interest indicated the loan is impaired and the accrual of interest should cease. A $550,000 impairment allowance was created for this loan. This allowance was created from the provision for loan losses for the quarter and partially from allocation of balances from the commercial real estate allowance.

Additionally, there were $1.4 million in commercial loans outstanding to a local manufacturer that were one month past maturity at December 31, 2001. These loans were not recorded as non-performing because the loans were not contractually past due ninety days or more and were not considered impaired based on our evaluation of the collateral.

Securities decreased $35.2 million to $309.0 million at December 31, 2001 compared to $344.2 million at December 31, 2000. The decrease in our securities occurred primarily in our mortgage-backed securities portfolio which decreased $27.5 million, or 18.3%, to $122.6 million from $150.1 million. Maturities and paydowns on securities were used to fund the deposit outflow discussed below.

Total deposits decreased $36.0 million, or 5.6% to $605.0 million at December 31, 2001 compared to $641.0 million at December 31, 2000. Time accounts declined $38.2 million, or 11.6%. Included in this amount was $19.8 million of matured brokered certificates of deposit that were not renewed by us because lower cost funding was available through the Federal Home Loan Bank of New York's advance program. The remaining reduction in time accounts occurred as we reduced our time account pricing in response to declining yields on loans and investments. The decline in pricing resulted in rates for our time accounts being less than the rates offered by much of our competition.

Our borrowings decreased to $262.2 million at December 31, 2001 from $271.9 million at December 31, 2000.

Total equity increased $10.2 million, or 11.4% to $100.1 million from $89.9 million at December 31, 2000, as a result of net income of $6.6 million for the year ended December 31, 2001, and an increase of $3.6 million in the after-tax net unrealized gain on our available-for-sale securities.

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

General. Net income for the year ended December 31, 2001 was $6.6 million, which was $1.2 million higher than 2000. Increases in net interest income and non-interest income were partially offset by increases in the provision for loan losses and non-interest expenses.

Net Interest Income. Net interest income for 2001 totaled $29.7 million, an increase of 4.9% over the $28.3 million for 2000. The net interest spread for 2001 was 2.80% compared to 2.65% for 2000. The net interest margin for 2001 and 2000 was 3.20% and 3.03%, respectively. The improvement in the net interest margin resulted from the increase in the net interest spread and an increase in the ratio of average interest-earning assets to average interest-bearing liabilities. This ratio was 109.51% for 2001 compared with 108.01% for 2000. The increase occurred as the growth in our equity was invested in earning assets.

Interest income decreased by $2.7 million, which was attributable to a reduction in the yield on earning assets caused by the decline in market interest rates and a reduction in the average balance of interest-earning assets. The average balance of interest-earning assets declined $7.6 million, or 0.8%, to $927.1 million in 2001, compared to $934.7 million in 2000. The average balance of loans increased to $600.0 million from $587.5 million, the average balance of securities decreased to $317.7 million from $346.1 million, and the average balance of federal funds and interest-bearing deposits increased to $9.5 million from $1.2 million. Yields on earning assets for 2001 decreased to 7.39% from 7.62% for 2000. Interest expense decreased by $4.1 million, reflecting the decline in market rates, as well as a decrease in average interest-bearing deposits and borrowings to $846.6 million from $865.4 million. Rates paid on interest-bearing liabilities decreased to 4.59% for 2001 from 4.97% for 2000.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level management considers necessary to absorb probable incurred credit losses in the loan portfolio. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or later events occur. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses in order to maintain the adequacy of the allowance.

We recorded a provision for loan losses of $1.7 million for 2001, compared to $1.1 million in 2000. The increase resulted from weaknesses in our market area reflecting the national economic slowdown and an increase in non-performing loans. We used the same general methodology in assessing the adequacy of the allowance for both periods. The allowance for loan losses was $7.9 million, or 1.31% of loans outstanding at December 31, 2001, as compared with $7.6 million, or 1.24% of loans outstanding at December 31, 2000. Non-performing loans were 1.51% of total loans at December 31, 2001, as compared to 1.46% at the end of 2000.

Non-Interest Income. Non-interest income is comprised primarily of fee income derived from bank services and increases in the cash surrender value of bank-owned life insurance. Non-interest income increased $311,000, or 4.6% to $7.1 million for 2001 compared to $6.8 million for 2000. The increase is due to a $753,000 increase in income on bank-owned life insurance mainly attributable to the $724,000 excess of a death benefit received on a deceased employee over the cash value of the policy. This increase was partially offset by decreases in service fees and other income.

Non-Interest Expense. Non-interest expense remained essentially unchanged at $26.2 million and $26.1 million for 2001 and 2000, respectively. Excluding a $1.5 million impairment charge recorded on two properties owned by us, which properties had been used by us in our banking operations, non-interest expense for 2001 decreased by 5.5% to $24.6 million. The impairment charge related to properties that had book values in excess of their estimated net fair market value. We are seeking to sell both properties. Salaries and employee benefits expense decreased, primarily reflecting the results of our cost containment initiative implemented in February 2001. There were 224 full time equivalent employees at December 31, 2001 compared to 263 a year earlier. All other non-interest expense, consisting of occupancy and equipment, marketing, professional services, technology expense and other expenses, decreased $634,000 or 5.0% primarily as a result of bank-wide efforts to control operating expenses.

Income Tax Expense. Income tax expense was $2.3 million on income before taxes of $9.0 million for 2001, resulting in an effective tax rate of 26.0% compared to income tax expense of $2.5 million on income before taxes of $8.0 million for 2000, resulting in an effective tax rate of 32.0%. The decrease in the effective tax rate primarily reflects the impact of the tax free receipt of the proceeds on bank-owned life insurance in 2001.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

General. Net income was $5.4 million for 2000, which was $715,000 lower than 1999. The decrease in net income was due in part to a $3.6 million decrease in net interest income and a $1.1 million increase in the provision for loan losses. Non-interest income increased $1.2 million and non-interest expense decreased $1.7 million.

Net Interest Income. Net interest income for 2000 was $28.3 million as compared to $31.9 million for 1999. Net interest rate spread decreased 55 basis points to 2.65% for 2000 from 3.20% for the prior year. This decrease was primarily due to average market interest rates being higher in 2000 than in 1999 reflecting the liability sensitivity of our balance sheet during 2000. As a result, a greater percentage of our funding repriced at higher rates than our earning assets. The yield on earning assets increased 4 basis points during 2000 and was 7.62% compared with 7.58% for 1999. Our cost of funds increased 59 basis points during this same timeframe, however, reflecting the sensitivity of our funding sources at the time to interest rate changes as well as an increased reliance on borrowings.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level management considers necessary to absorb probable incurred credit losses in the loan portfolio. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or later events occur. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses in order to maintain the adequacy of the allowance.

During 2000, the provision for loan losses totaled $1.1 million. We did not make any provision for loan losses in 1999. Loan charge-offs were $3.6 million for 2000 compared to $2.3 million for 1999. This $1.3 million increase is primarily attributable to the $3.1 million charge-off of a commercial loan in which the borrower was in default and management determined in December 2000 it was probable we would not be able to collect the outstanding balance of the loan. The allowance for loan losses was $7.6 million at December 31, 2000, or 1.24% of total loans, as compared to $9.3 million, or 1.61% of total loans at December 31, 1999. During 2000, non-performing loans decreased by $1.4 million.

Non-Interest Income. Non-interest income was $6.8 million in 2000, an increase of $1.2 million, or 21.5% from 1999 and resulted primarily from an increase in appreciation on bank-owned life insurance of $1.1 million for the period because this policy was purchased late in 1999.

Non-Interest Expense. Non-interest expense decreased $1.7 million, or 6.1%, to $26.1 million during 2000 compared with $27.7 million for the prior year. Salaries and employee benefits accounted for 65.8% of the decrease dropping to $13.3 million in 2000 from $14.5 million the prior year. This reduction was split evenly between salaries which declined due to normal staff attrition and bonus expense which declined due to the decline in our net income from the prior year. All other operating expenses declined $579,000 for the year, with reductions in various categories, including marketing expenses and professional services which declined $166,000 and $201,000, respectively.

Income Tax Expense. Income taxes decreased $1.1 million, or 29.3% to $2.5 million from $3.6 million in the prior year, resulting in effective tax rates of 32.0% in 2000 and 37.0% in 1999, respectively. The decrease in the effective tax rate primarily reflects our decision to invest in non-taxable bank-owned life insurance late in 1999.